Exhibit 99.1

PRESS RELEASE

For Release: Immediate

Quaker Chemical and Houghton International to Combine

Creating a global leader uniquely positioned in metalworking and primary metals platforms with deep expertise across attractive customer segments

CONSHOHOCKEN, Pa., April 5, 2017 /PRNewswire/ — Quaker Chemical Corporation (NYSE: KWR) and Houghton International Inc., companies with a combined 250-year history as providers of process fluids, chemical specialties, and technical expertise to the global primary metals and metalworking industries, today announced that they have executed a definitive agreement to combine the companies. Both Quaker Chemical and Houghton International are headquartered in the Philadelphia area.

"The proposed combination of Quaker Chemical and Houghton International represents the next phase of our evolution, and stays true to the vision of growing in our core specialties," said Michael F. Barry, Chairman and Chief Executive Officer of Quaker Chemical. "Joining forces with Houghton International combines two highly complementary businesses, each having a long history of building tremendous expertise, technology and customer-centric cultures dedicated to delivering long-term sustainable value to customers, shareholders and associates. The new company will capitalize on best practices and expertise from both businesses."

Sanjay Hinduja, Chairman of Houghton International, which is owned by the Hinduja Group through its Gulf Oil business, said, “We are pleased to enter this agreement to unite these two distinguished and global companies. Together we will strengthen our capabilities and business models to better serve the global market and all our stakeholders.”

Under the terms of the agreement, Houghton International shareholders will receive $172.5 million of cash and 24.5 percent ownership of the combined company, representing approximately 4.3 million shares of newly issued Quaker Chemical stock.  In addition, Quaker Chemical will assume Houghton International’s debt and cash, with net debt of approximately $690 million at year-end 2016.  The agreement has been approved by both Quaker Chemical's board of directors and Houghton International’s board of directors with full support of the Hinduja Group, which will become Quaker Chemical’s largest shareholder.

Houghton International and Quaker Chemical are both known for a commitment to innovation in a highly specialized and technologically demanding industry.

“In addition to our complementary businesses,” said Mike Shannon, Chief Executive Officer of Houghton International, “we are each committed to creating solutions for our customers through innovation, strong technical expertise and global reach with localized applications expertise.”

Highly Complementary Transaction

Combining Quaker Chemical’s and Houghton International’s product solutions and service offerings will allow the new company to better serve customers in the automotive, aerospace, heavy equipment, metals, mining, machinery, marine, offshore, and container industries.  The business will have one of the world’s most expansive metalworking platforms comprised of specialty products that include removal fluids, forming fluids, protecting fluids, heat treating fluids, industrial lubricants and greases. The expanded portfolio is expected to generate significant cross-selling opportunities and allow further expansion into growth markets that include India, Korea, Japan, and Mexico.

Quaker Chemical Corporation

One Quaker Park, 901 E. Hector Street, Conshohocken, PA 19428-2380 USA

P: 610.832.4000 F: 610.832.8682

quakerchem.com

By combining resources, the new company will increase the breadth of its innovative technology, accelerate its product development initiatives and time to market, and diversify its long-term R&D pipeline.

The company’s customer-intimate business model will be further strengthened with an expanded chemical management offering. The enhanced portfolio, industry-expert associates and applications expertise will enable the combined company to bring additional value to its customers’ overall performance and operations.

Value Creation For Shareholders

For 2016, Quaker Chemical had revenue of $747 million, $107 million of adjusted EBITDA, and $22 million of net cash. During the same period, Houghton International had revenue of $767 million, $120 million of adjusted EBITDA, and $690 million of net debt. After the close of the transaction, shares of the combined company will continue to be listed on the New York Stock Exchange.

The company anticipates achieving cost synergies of approximately $45 million, the majority of which will be realized within two years of closing. These synergies are expected to be driven primarily by supply efficiencies and cost reductions. Additional value creation is expected through cross-selling opportunities and the ability to provide an expanded array of products and solutions for customers.

Post-transaction, the combined company expects to continue to maintain its dividend and use its strong cash flow generation to quickly reduce debt, improving its pro forma net debt to adjusted EBITDA ratio from approximately 3.7 times at close to approximately 2.5 times within two years after close.

Financing, Governance And Leadership

Quaker Chemical has secured $1.15 billion in committed financing from Bank of America Merrill Lynch and Deutsche Bank Securities Inc. to support the transaction, which includes $200 million of additional liquidity for future needs. The company estimates that the annual ongoing interest costs of the financing will be in the 3 percent range at today’s interest rates.

The completion of the transaction, which is expected by the end of 2017 or early 2018, is subject to customary closing conditions, including regulatory approvals and approval by Quaker Chemical shareholders. The companies will continue to operate independently until the transaction is completed.

Following closing of the transaction, the new company is expected to have a 12-member board of directors, consisting of 9 directors from Quaker Chemical and 3 directors to be nominated by the Hinduja Group.  Michael F. Barry will continue as Chairman and Chief Executive Officer of the new business, and the structure of the company will be determined in the period between signing and closing.

Deutsche Bank Securities Inc. is serving as Quaker Chemical’s lead financial advisor. Drinker Biddle & Reath LLP are acting as its legal advisors. The Valence Group provided a fairness opinion to the Board of Directors.

RBC Capital Markets, LLC is serving as exclusive financial advisor to Houghton International. Mayer Brown LLP are acting as its legal advisors.

Quaker Chemical Corporation

One Quaker Park, 901 E. Hector Street, Conshohocken, PA 19428-2380 USA

P: 610.832.4000 F: 610.832.8682

quakerchem.com

Conference Call And Webcast Information

Quaker Chemical will hold a call for financial analysts on April 5, 2017 at 8:30 a.m. Eastern time. The call can be accessed in the following ways:

A live webcast of the conference call, together with supplemental information, can be accessed through Quaker Chemical’s Investor Relations website at: http://www.quakerchem.com.

Dial-in Number: +1-877-269-7756 (in the United States), or +1-201-689-7817 (outside the United States).

Please call 5-10 minutes prior to the scheduled start of call. No password required.

A replay will be available through Monday, April 10, 2017.

Call +1-877-660-6853 (in the United States), or +1-201-612-7415 (outside the United States); Conference ID number 13659123

Archived webcast: Visit Quaker Chemical’s website at www.quakerchem.com.

About Quaker Chemical

Quaker Chemical is a leading global provider of process fluids, chemical specialties, and technical expertise to a wide range of industries, including steel, aluminum, automotive, mining, aerospace, tube and pipe, cans, and others. For nearly 100 years, Quaker Chemical has helped customers around the world achieve production efficiency, improve product quality, and lower costs through a combination of innovative technology, process knowledge, and customized services. Headquartered in Conshohocken, Pennsylvania, USA, Quaker Chemical serves businesses worldwide with a network of dedicated and experienced professionals whose mission is to make a difference.

About Houghton International

Houghton International is a global leader in delivering advanced metalworking fluids and services for the automotive, aerospace, metals, mining, machinery, offshore and beverage industries. Headquartered in Valley Forge, Pennsylvania, Houghton International operates research, manufacturing and office locations in 33 countries around the world delivering solutions that increase productivity, reduce operating costs and improve product quality for our customers. Houghton International is a Hinduja Group Company, which has owned more than 95% of Houghton International since 2012.

About Hinduja Group

The Hinduja Group is one of India’s premier diversified and transnational conglomerate. Employing nearly 100,000 employees, with presence across 38 countries, it has multi-billion-dollar revenue. The Group was founded over a hundred years ago by Shri P.D. Hinduja whose credo was "My duty is to work so that I can give."

The Group owns businesses in Automotive, Information Technology, Media, Entertainment & Communications, Banking & Finance Services, Infrastructure Project Development, Oil and Gas, Power, Real Estate, Trading and Healthcare. It also supports charitable and philanthropic activities across the world through the Hinduja Foundation.

Additional Information And Where To Find It

In connection with the proposed transaction, Quaker Chemical will file a proxy statement with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Quaker Chemical with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement, once available, and of Quaker Chemical’s other filings with the Commission may also be obtained from the Company by directing a request to:  Victoria K. Gehris, Investor Relations, +1.610.832.4246.

Quaker Chemical Corporation

One Quaker Park, 901 E. Hector Street, Conshohocken, PA 19428-2380 USA

P: 610.832.4000 F: 610.832.8682

quakerchem.com

Quaker Chemical and its directors, executive officers and other members of its management may solicit proxies from its shareholders in favor of the transaction. Information concerning such persons who may be considered participants in the solicitation of Quaker Chemical’s shareholders under the rules of the Commission will be set forth in the definitive proxy statement to be filed by Quaker Chemical with the Commission in connection with the transaction.

Cautionary Note On Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in such statements. A major risk is that demand for the Company's products and services is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in a customer's business and unanticipated customer production shutdowns. Other major risks and uncertainties include, but are not limited to, significant increases in raw material costs, customer financial stability, worldwide economic and political conditions, foreign currency fluctuations, significant changes in applicable tax rates and regulations, future terrorist attacks and other acts of violence. Other factors, including those related to the transaction, could also adversely affect us including, but not limited to:

•	the risk that Quaker Chemical shareholders may not approve the proposed transaction;
•	the risk that a required regulatory approval will not be obtained or is subject to conditions that are not anticipated or acceptable to us;

•	the potential for regulatory authorities to require divestitures in connection with the proposed transaction, which would result in a smaller than anticipated combined business;

•	the risk that a closing condition to the proposed transaction may not be satisfied in a timely manner;

•	risks associated with the financing of the transaction;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement;
•	potential adverse effects on Quaker Chemical’s business, properties or operations caused by the implementation of the transaction;

•	Quaker Chemical’s ability to promptly, efficiently and effectively integrate Houghton International’s operations into those of Quaker Chemical;
•	risks related to the disruption of each Company’s time from ongoing business operations due to the proposed transaction; and,

•	the outcome of any legal proceedings that may be instituted against the companies following announcement of the merger agreement and transactions contemplated therein.

Therefore, we caution you not to place undue reliance on our forward-looking statements.

For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 1A of our 2016 Form 10-K, and in our quarterly and other reports filed from time to time with the Commission. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date on which we issued this report. We do not intend to, and we disclaim any duty or obligation to, update or revise any forward-looking statements to reflect new information or future events or for any other reason

Quaker Chemical Corporation

One Quaker Park, 901 E. Hector Street, Conshohocken, PA 19428-2380 USA

P: 610.832.4000 F: 610.832.8682

quakerchem.com

This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Contact Information - Quaker Chemical

Investors: Mary Dean Hall, Vice President, Chief Financial Officer and Treasurer, HallM@quakerchem.com, T.+1.610.832.4160

Media: Melissa McClain, Communications Manager, McClainM@quakerchem.com,

T. +1.610.832.7809

Contact Information – Houghton International

Media : Natalie Kay, HoughtonNews@houghtonintl.com

T.+1.215.850.4643

SOURCE Quaker Chemical Corporation

Quaker Chemical Corporation

One Quaker Park, 901 E. Hector Street, Conshohocken, PA 19428-2380 USA

P: 610.832.4000 F: 610.832.8682

quakerchem.com